FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

September 26, 2017

Item 3.	News Release

A news release issued on September 26, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. announced Q4 and full financial year 2017 results.

Full Description of Material Change

Aurora Cannabis Inc. today announced its financial and operational results for the fourth quarter and full financial year ended June 30, 2017. See attached news release dated September 26, 2017.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED September 26, 2017.

Page | 2

September 26, 2017	TSX:ACB

Aurora Announces Q4 and Full Financial Year 2017 Results
Continued Strong Patient and Revenue Growth
Domestic and International Expansion Accelerates

Vancouver, BC – September 26, 2017 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced its financial and operational results for the fourth quarter and full financial year ended June 30, 2017.

Q4 2017 Financial and Operational Highlights

•	Recorded $5.9 million in revenues, reflecting growth in patient numbers and an increase in the average price per gram of product sold, which now includes high margin cannabis oils.

•	Continued to progress on schedule and on budget with the construction of the Company’s Aurora Sky facility.

•

Completed the acquisition of Pedanios GmbH, Germany’s largest distributor of cannabis. This acquisition provides access to the single largest federally-legal medical cannabis market in the world, as well as a gateway to the rapidly-developing EU market. Increasing momentum in the EU towards the adoption of medical cannabis legislation has the potential to create a market of several hundred million people.

•	Completed the acquisition of Peloton Pharmaceuticals, a 40,000 square foot facility, which Aurora currently is completing, with first harvest anticipated shortly after calendar-year end.

•	Completed its cornerstone investment in the IPO of Cann Group Limited, Australia’s first licensed cannabis company, and now holds a 19.9% ownership stake.

•

Announced its intention to make a strategic investment in Hempco Food and Fiber Inc, providing further product differentiation and access to a potential source of low-cost raw CBD material for extraction.

•

Reported positive results on its research joint venture with Radient Technologies Inc. (“Radient”) on the use of Radient’s innovative, proprietary technology for the extraction of cannabinoids from dried cannabis – validating the technology’s high efficiency and significantly enhanced throughput compared to standard extraction technologies.

•	Strengthened its senior management team with the appointments of Allan Cleiren as COO, Glen Ibbott as CFO, Debra Wilson, PhD as VP of Human Resources, and Andrea Paine as Director of Quebec Affairs.

•	Strengthened its balance sheet with $76.7 million in new financing

Page | 3

o	$75 Million Bought Deal Convertible Debentures

o	$1.6 Million on Exercise of Securities

	Q4 2017	Q3 2017	Change	Q4 2016
	#	#	%	#
Active registered patients (1)	16,400	13,110	25.1%	4,500
Grams sold	755,059	653,008	15.6%	200,310
Grams produced	1,164,683	846,849	37.5%	182,981

(In CDN $000’s unless otherwise noted)	$	$	$	$
Revenues	5,936	5,175	14.7%	1,220
Average selling price per gram	7.45	6.64	12.2%	6.09
Cash cost of sales per gram (2)	2.09	2.31	-9.5%	7.35
Cash cost to produce per gram (2)	1.91	1.91	-	6.98
Cash and cash equivalents	159,796	111,116	43.8%	259

(1)	As of the date hereof, the Company has over 20,000 active and pending registered patients.

(2)

Cash cost of sales per gram and cash cost to produce per gram are non-IFRS financial measures that do not have a standardized meaning under IFRS and may not be comparable to other companies. See definitions at the end of this document.

Developments subsequent to the quarter

Continued Strong Patient and Revenue Growth

•	Aurora registered over 3,500 patients since fiscal year end, and as of the date of this release, the Company has surpassed 20,000 active and pending registered patients.

•	August 2017 was a record month with gross product sales in excess of 328,322 grams, and gross revenues exceeding $3.1 million from the sale of medical cannabis.

•

CanvasRx, which now operates 25 facilities nationwide, remains the leading Canadian network of cannabis counseling and outreach centres, with more than 29,000 registered patients. Over 8,400 medical doctors across Canada have referred patients to CanvasRx or its affiliated medical clinics.

Capacity Expansion

•

The construction of the Aurora Sky facility at the Edmonton International Airport in Alberta is progressing well. At 800,000 square feet, with modern technology and automation, Aurora Sky is expected to produce over 100,000 kilograms annually and deliver significant economies of scale for Aurora. Located on Edmonton International Airport land, with access to ample power, Aurora Sky is ideally positioned for increased domestic and international distribution. To date, over 290,000 square feet of structure has been erected, 80% of which has its specialty glass installed and many sub-systems have been delivered to the site. The Company anticipates the planting of cannabis in the first completed bays before the end of calendar 2017, with the first harvest in early 2018, and full completion of the construction project by mid-2018.

Page | 4

•

Construction upgrades are nearly complete at the Company’s Pointe-Claire, Quebec Facility. The Company expects that planting of cannabis at this 40,000 square foot facility will commence before the end of calendar 2017 with the first harvest early in 2018.

Significant International Expansion Advancement

•

Having received all necessary permits, Aurora commenced shipping of cannabis products produced at its Mountain Facility to its wholly owned German subsidiary Pedanios. A first shipment of 50kg was completed in mid-September, with further regular shipments planned. Germany, with over 82 million people is currently the largest single federally-legal medical cannabis market in the world, and is experiencing a significant shortage of supply. Pedanios also provides access to the potentially very substantial developing EU market.

•

Pedanios passed the first stage of the tender application process to become a licensed producer of medical cannabis in Germany and has entered the second and final stage of the application process. Results of the tender process are expected before the end of 2017.

•

The Company entered into a technical services agreement with Australia’s first licensed cannabis company, Cann Group, in which the Company holds a 19.9% stake. Cann Group announced its first harvest of cannabis, and signed a distribution agreement with CannaKorp to import and sell CannaKorp’s proprietary vaporizing system.

Continued Capital Markets Progress

•	Graduated from TSX Venture Exchange to Toronto Stock Exchange (TSX) on July 24, 2017.

•	Approximately $87 million in additional gross cash proceeds remain available from the future exercise of warrants, stock options and compensation options/warrants.

Other Key Subsequent Events

•

Aurora agreed to invest $3.2 million in the private placement of Hempco Food and Fiber Inc. (“Hempco”), subject to Hempco receiving shareholder approval. The Company will also be granted an option to acquire shares from Hempco’s current majority shareholders. Completion of the private placement and exercise of the option would result in Aurora owning greater than 50% of Hempco on a  fully diluted basis.

•

Through its strategic investment in Hempco, the Company is able to differentiate its product offering, as well as gain access to a substantial source of low-cost raw CBD material for extraction, contingent upon anticipated regulation changes.

•

Aurora continued to strengthen its senior management team to ensure the Company has the leadership to continue executing on its aggressive national and international expansion strategy, with new hires and promotions into key roles including VP Finance, VP Market Development, VP Production, and Chief Cultivator.

•

The Company received 14.3 million units and 0.8 million units of Radient on conversion of $2.0 million debentures and payment of final interest, respectively. The companies continue to work on a final collaboration agreement for the commercialization and utilization of Radient’s proprietary extraction technology, which was shown in collaborative research to decrease throughput time for cannabis extraction from up to six hours to five minutes, while terpene profiles being preserved.

Page | 5

•	Barry Fishman resigned from the board of directors effective September 25, 2017. Mr. Fishman will continue to provide limited guidance to the Company until a new director has been appointed.

Management commentary

“Aurora’s story has been defined by agility, innovation and disciplined execution, achieving unprecedented growth in customers, revenue and shareholder value, and consistently validating our aggressive business strategy to build a globally dominant cannabis company,” said Terry Booth, CEO. “Aurora is powering ahead on multiple fronts with domestic and international expansion through intelligent vertical and horizontal integration, and successfully implementing advanced technologies into all areas of operation. In addition, our balance sheet and capital market strength, along with our global reputation for high quality and rigorous regulatory compliance, allow us to capitalize on opportunities available to very few other companies worldwide.”

“Construction of Aurora Sky, the world’s largest capacity and most technologically advanced cannabis production facility, remains on track for planting in the first bays before year-end, and our Quebec facility is nearly complete with the first planting anticipated before year-end,” added Mr. Booth. “Acquiring Pedanios, Germany’s largest medical cannabis distributor, now servicing over 1,500 pharmacies in a market with more than 82 million people, is a transformative strategic transaction, especially as this creates a gateway to the rapidly-developing EU market, with a potential size of several hundred million people. Other strategic initiatives, such as our collaborations with and investments in Australia’s Cann Group, and Canadian companies Radient and Hempco, deliver further competitive advantages and provide additional avenues to pursue growth. Simply put, Aurora is now ideally positioned to be the growth leader in the Canadian medical and adult consumer markets, and in multiple markets opening up around the world.”

Financial review Q4 2017

A comprehensive discussion of Aurora’s financials and operations are provided in the Company’s Management Discussion & Analysis and Financial Statements to be filed with SEDAR today and will be published on www.sedar.com.

Revenues

Revenues for the fourth quarter ended June 30, 2017 were $5.9 million, as compared to $1.2 million for the same quarter in the prior year, attributable primarily to patient growth, as well as an increase in the average selling price per gram of medical cannabis. The Company also generated additional revenues from its subsidiaries, CanvasRx and Pedanios.

Sales of dried medical cannabis and cannabis oils contributed $5.6 million to revenues, of which $0.4 million (7.1%) was generated in Germany and $5.2 million in Canada. Patient counselling and outreach services contributed $0.3 million in Q4 2017, which reflects a $0.5 million reduction for a year-end audit adjustment related to counselling revenues recognized on a cash, rather than deferred, basis during the fiscal year 2017.

Page | 6

Total product sold for the period was 755,059 grams of dried cannabis and cannabis oils at an average net selling price of $7.45 per gram, as compared to 200,310 grams of dried cannabis in the fourth quarter of 2016 at an average selling price of $6.09 per gram.

Cost of sales

Included in cost of sales for the three months ended June 30, 2017, were the unrealized gains on changes in fair value of biological assets of $3.2 million, inventory expensed of $1.3 million, and production costs of $2.0 million. Total cash costs of sales for the quarter were $2.4 million. On a total of 1,164,683 grams of dried cannabis produced during this period, the cash cost of sales per gram of dried cannabis came in at $2.09, down from the average for fiscal 2017 of $2.47 per gram, and the cash cost to produce per gram of dried cannabis was $1.91, down from the average for fiscal 2017 of $2.19 per gram.

Gross Profit

Gross profit for the quarter came in at $5.8 million, compared to a $4.2 million loss for the three months ended June 30, 2016. The gross profit during the period was partially attributable to the net effect of changes in fair value of biological assets.

General & Administrative Costs

General and administration costs increased by $0.9 million to $2.0 million for the quarter as compared to Q4 2016, attributable primarily to increases in corporate and general administrative activities as the Company scaled up its business operations, completed various equity and debt financings, as well as other costs incurred related to ongoing negotiations for additional financings and investment opportunities.

Sales & Marketing

Sales and marketing costs were $3.6 million in Q4 2017, an increase of $2.7 million over Q4 2016. The increase was largely attributable to increases in consulting fees, selling costs and wages. Consulting fees increased by $1.2 million, primarily attributable to service fees paid to Canadian Cannabis Clinics pursuant to an agreement to provide operational, administrative and consulting services to CanvasRx. No such expense was incurred in the prior period. Selling and client care expenses increased by $1.0 million, directly related to the increase in sales volume during the period.

Net Loss

The $4.8 million net loss for the quarter ended June 30, 2017 was primarily attributable to the unrealized non-cash loss on debentures, increased finance costs relating to debentures, share-based payments, acquisition and project evaluation costs, as well as a reflection of the Company’s continued execution of its growth strategy, resulting in increased expenditures due to its scaling up of operations.

Page | 7

Liquidity and Capital Resources

Strengthened Capital Position

Aurora significantly strengthened its balance sheet and liquidity position during the fourth quarter of 2017 with $76.6 million in new financing as follows:

•

$75 million Convertible Debentures: On May 2, 2017, the Company closed a $75 million bought deal private placement of unsecured convertible debentures. The debentures bear interest at 7% per annum and mature on May 2, 2019. The debentures are convertible into common shares at a price of $3.29 per share, at the option of the holder, subject to a forced conversion if the volume weighted average price of the Company’s common shares exceeds $4.94 per share for 10 consecutive trading days.

•	$1.6 million on exercise of securities: During the three months ended June 30, 2017, the Company raised $1.6 million on the exercise of warrants, options and compensation options.

•	During the quarter, the Company also converted approximately $18.5 million of convertible notes into common shares.

For the year ended June 30, 2017, Aurora raised $213 million in equity and convertible debt financings to provide the capital necessary to execute the Company’s aggressive domestic and international growth strategies.

Details of the capital initiatives described above can be found in the Company’s filings on www.sedar.com

Cash Position, Cash Flows, and Working Capital

Net cash and cash equivalents on hand increased from $0.3 million as at June 30, 2016 to $159.8 million as at June 30, 2017, resulting mainly from net cash generated from financing activities of $220.3 million, offset partially by net cash used for operations of $10.5 million and investments and capital expenditures of $50.5 million.

Working capital as of June 30, 2017 was $170.1 million, as compared to a deficiency of $2.8 million at June 30, 2016. The increase was largely attributable to the increase in cash and cash equivalents of $159.6 million generated from debt and equity financings, new investments in securities of $14.8 million, and increases in biological assets and inventory of $7.6 million, partially offset by an increase in accounts payable of $7.1 million due to production facility construction and contingent consideration payable of $13.2 million related to performance milestones of a subsidiary.

The Company anticipates that it has sufficient liquidity and capital resources to meet all of its currently planned expenditures for the next twelve months.

Page | 8

Financial Review Financial Year 2017

Revenues for the year ended June 30, 2017 came in at $18.1 million, as compared to $1.4 million for the prior year, attributable to growing sales of dried cannabis products and cannabis extracts (oils), as well as increased revenues from the Company’s subsidiary CanvasRx and contributions from its newly acquired German subsidiary Pedanios. Total product sold for the year was 2,381,832 grams of dried cannabis and cannabis oils at an average selling price of $6.68 per gram. The increase in revenues also reflects an increase in the average price per gram of product sold.

Since commencement of sales of product in January 2016 to August 31, 2017, the Company has sold a total of 3,263,161 grams of medical cannabis at an average selling price of $6.89 per gram.

Gross profit of $16.1 million was recorded for the full year 2017, as compared to $2.2 million for the prior financial year. The gross profit during the periods was partially attributable to the net effect of changes in fair value of biological assets.

General and Administrative expense increased by $3.8 million for the year as compared to 2016, attributable to the over-all increase in corporate and general administrative activities as Aurora scaled up its business operations, completed various equity and debt financings, as well as other costs incurred related to ongoing negotiations for additional financings and investment opportunities.

Acquisition and project evaluation costs increased by $1.5 million during the period, attributable to legal, consulting and advisory fees relating to business acquisitions, investments and due diligence activities as part of its domestic and international expansion. These costs were reclassified from professional fees during the fourth quarter.

Sales and Marketing expense increased by $8.6 million, attributable primarily due to increases in service fees, selling and client care expenses and finance and other related costs.

Service fees of $3.7 million were paid to Canadian Cannabis Clinics pursuant to an agreement to provide operational, administrative and consulting services to CanvasRx. No such expense was incurred in the prior periods. Since the acquisition of CanvasRx in August 2016, the Company has increased its number of active and pending registered patients from approximately 5,000 to over 20,000, of which approximately 7,000 are CanvasRx patients that have registered with Aurora.

Selling and client care expenses increased by $3.5 million, directly related to the increase in sales during the year and the expansion of the client care centre.

Finance and other costs for the year were $6.6 million, as compared to $1.4 million for 2016.

Page | 9

Net loss of $13.0 million was recorded, as compared to $5.7 million for the prior year. The increase from the previous year was attributable to greater expenditures relating to the increase in production at the Company’s Mountain View County facility, expansion of its client care centre and related sales costs resulting directly from registration of new patients, as well as acquisition and due diligence expenditures relating to the Company’s domestic and international expansion strategy.

Outstanding Share Data

As of the date of the MD&A, the Company had the following securities issued and outstanding:

Securities	September 25, 2017
#
Issued and outstanding shares	371,569,751
Options	15,586,150
Warrants	21,779,000
Compensation warrants	1,865,249
Convertible debentures	25,010,760

Outlook

Aurora’s business strategy is to:

Continue accelerating its penetration of the Canadian medical cannabis market, leverage its Health Canada sales license for derivative products (cannabis oils), expedite the completion of the Aurora’s Pointe-Claire facility in Quebec, and complete the Aurora Sky facility in Alberta for additional production capacity. Upgrades are also being undertaken to the Company’s first facility in Cremona, Alberta, to further enhance production.

In preparation for the anticipated mid-2018 Canadian federal legalization of adult consumer use of cannabis, the Company is building organizational and production capacity to capture a share of the adult use market.

Innovation and integration of technology are key components in Aurora’s growth strategy. Going forward, Aurora will continue to leverage new technologies, aimed at:

•	Improving the customer experience, e.g. via further enhancements to Aurora’s unique mobile application - the world’s only mobile app for ordering legal medical cannabis;

•	Delivering industry-leading per square foot production capacity, while reducing operational expenses at its production facilities, and

•	Substantially increasing the production of cannabis concentrates through the Company’s collaboration with Radient.

The Company is also focusing on delivering further product differentiation, including through Aurora’s intended strategic investment in Hempco.

Page | 10

Finally, the Company is executing a significant international expansion, as evidenced by the lead participation in the May 2017 Cann Group IPO in Australia, and the May 2017 acquisition of Pedanios, Germany’s largest distributor of medical cannabis. The Company is actively pursuing further international opportunities.

Non-IFRS Financial Measures

The Company has included the following non-IFRS performance measures in this press release:

•

Cash cost of sales per gram of dried cannabis is calculated by taking the total IFRS cost of sales and removing the effect of changes in fair value of biological assets, non-cash production costs, oil conversion costs, cost of sales from service revenue and purchases from other Licensed Producers, all divided by the total number of grams of dried cannabis produced in the period. Cash cost to produce dried cannabis is calculated by further removing packaging costs.

•	Adjusted gross profit has been adjusted from IFRS by removing the non-cash unrealized gains on fair value of biological assets.

About Aurora

Aurora’s wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as Aurora Mountain, is currently constructing a second 800,000 square foot production facility, known as “Aurora Sky”, at the Edmonton International Airport, and has acquired, and is undertaking completion of a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal’s West Island.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in a leading extraction technology company, Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber Inc. for an ownership stake exceeding 50.0% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union ("EU"), based in Germany. Aurora’s common shares trade on TSX under the symbol “ACB”.

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

###

Page | 11

Further information:

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	mlakmaaker@national.ca
cam@auroramj.com	+1.416.848.1397
www.auroramj.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward- looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

###

Page | 12

AURORA CANNABIS INC.
Consolidated Statements of Financial Position
June 30, 2017 and 2016
(In thousands of Canadian dollars)

	2017	2016
	$	$
Assets
Current
Cash and cash equivalents	159,796	170
Restricted cash	-	89
Accountsreceivable	2,312	87
Marketable securities	14,845	-
Inventory	7,703	2,317
Biological assets	4,088	1,845
Promissory notes receivable	1,222	-
Loans receivable	2,096	-
Other current assets	1,544	736
	193,606	5,244

Property, plant and equipment	45,523	11,370
Convertibledebenture	11,071	-
Loans receivable	-	1,782
Derivative	292	-
Investment in a joint venture	-	-
Intangible assets	31,087	-
Goodwill	41,100	-

	322,679	18,396

Liabilities
Current
Accounts payable and accrued liabilities	8,753	1,686
Deferredrevenue	1,421	28
Finance lease	69	-
Short term loans	-	6,047
Derivative liabilities	-	233
Contingent consideration payable	13,221	-
	23,464	7,994

Finance lease	282	-
Convertiblenotes	63,536	1,281
Long term loans	-	3,159
Deferred gain on convertible debenture	10,206	-
Deferred gain on derivative	321	-
Deferred tax liability	5,937	-
	103,746	12,434

Shareholders’ equity
Share capital	221,447	17,148
Reserves	25,912	5,730
Deficit	(28,426)	(16,916)
	218,933	5,962

	322,679	18,396

	2017	2016
	$	$
Revenue	18,067	1,439

Unrealized gain on changes in fair value of biological assets	(7,469)	(3,004)
Inventory expensed to cost of sales	3,472	295
Production costs	6,008	1,946
Cost of sales (recovery)	2,011	(763)

Gross profit	16,056	2,202

Expenses
General and administration	6,813	3,015
Sales and marketing	10,270	1,706
Research and development	314	565
Acquisition and project evaluation costs	1,551	-
Depreciation	716	593
Share-based payments	7,584	913
	27,248	6,792

Loss from operations	(11,192)	(4,590)

Other income (expenses)
Interest and other income	861	73
Finance and other costs	(6,582)	(1,444)
Foreign exchange	(215)	-
Unrealized loss on debenture	(1,135)	-
Unrealized gain on marketable securities	1,334	-
Unrealized gain (loss) on derivative	(335)	89
	(6,072)	(1,282)

Loss before income taxes	(17,264)	(5,872)

Income tax recovery
Current	19	79
Deferred, net	4,277	70
	4,296	149

Net loss	(12,968)	(5,723)

Other comprehensive income (loss)
Deferred tax	(885)	-
Unrealized gain on marketable securities	6,077	-
Foreign currency translation	(25)	-

Comprehensive loss	(7,801)	(5,723)

Net loss per share
Basic and diluted	(0.05)	(0.04)

Weighted average number of shares outstanding
Basic and diluted	279,029,226	128,988,266